November 15, 2005



via U.S. Mail
George J. Zilich
Chief Financial Officer and General Counsel
BPI Industries Inc.
30775 Bainbridge Road, Suite 280
Solon, Ohio
44139


Re:	BPI Industries, Inc.
		Amendment No. 3 to the Registration Statement on
Form S-1
Filed October 28, 2005
File No. 333-125483

Dear Mr. Zilich:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1

Change in Auditor, page 55

1. Please revise your disclosure to clarify, if true, that the audit report issued by DeVisser Gray, Chartered Accountants included an explanatory paragraph regarding your uncertainty with regard to your ability to continue as a going concern rather than it being qualified.




Consolidated Financial Statements, page F-1

2. Please discuss your registration rights agreements in your footnotes and clearly outline its requirements and any related damages or penalties that may be or have been incurred. Disclose the amount of damages accrued in the accompanying financial statements and specify the line items where the damages have been reported and how the amount was determined. Further, disclose the potential amount of damages possible under the agreements, the existence of any cap on such damages, and whether the damages will be settled in shares or cash.

Notes to Consolidated Financial Statements, page F-8

Note 10. Technical Services Agreement, page F-22

3. We have reviewed your response to prior comment number five of our letter dated September 19, 2005. As previously requested, please address each of the following:

* We note that your disclosure on page two indicates that BHP will provide its MRD techniques and know-how, provide an assessment of the application of the TRD technology. Please explain in greater detail how you determined the fair value of the services to be provided over the term of the agreement. It continues to be unclear how $18,000 represents the fair value of the technical services being provided.
Your disclosure and response to prior comment number eight indicates that you are receiving technical services and know-how rather than administrative support.

* Please indicate your accounting policy and frequency of determining the fair value of the stock appreciation rights. Also explain why it is appropriate to assess whether or not the fair value of the stock appreciation rights is more readily determinable than the fair value of the services on an annual basis.

Note 17. Supplemental Oil and Gas Data, page F-23

Costs Incurred in Oil and Gas Exploration and Development
Activities,
page F-23

4. Please explain why you reported amounts for development costs incurred during 2003. We note your disclosure that prior to 2005 all costs were considered exploration costs.

5. Please explain why you have disclosed information regarding your unproved properties in an unaudited footnote. Refer to Rule 4-
10(c)(7) of Regulation S-X.


Standardized Measure of Discounted Future Net Cash Flows, page F-
25

6. Please reconcile for us the standardized measure of discounted future net cash flows between the disclosure on page F-25 and the second table on page 34. To the extent that any differences between the two presentations relate to the disclosure of a measure that is not calculated as defined in SFAS 69 note that this disclosure could be considered a non-GAAP measure. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K. The disclosures should include a reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Ryan Milne at (202) 551-3688 or in her absence,
Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-
3745 with any other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Derek Bork, Esq.
	Thompson Hine LLP
	(216) 566-5500 (fax)






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Mr. Zilich
BPI Industries Inc.
November 15, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010